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                                                                  EXHIBIT (f)(2)

                                VAN KAMPEN FUNDS
                                 RETIREMENT PLAN
                  (AMENDED AND RESTATED AS OF JANUARY 1, 2005)

          Each of the Van Kampen Funds listed on Exhibits A-1 and A-2 attached hereto, as may be amended from time to time (collectively the "Funds" or individually a "Fund") has adopted this Retirement Plan (the "Plan") for its Eligible Trustees (as defined herein) in order to recognize and reward the valued services provided by such trustees or directors, as the case may be, to the Fund. For purposes of the Plan, the definition of "Fund" shall also include any successor fund to which the assets of the Fund have been transferred pursuant to a liquidation, dissolution or winding up of the Fund or a distribution of all or substantially all of the Fund's assets and property (each, a "Fund Transfer"), to the extent the context permits.

DEFINITION OF TERMS AND CONSTRUCTION

          1.1 Definitions. Unless a different meaning is plainly implied by the context, the following terms as used in the Plan shall have the following meanings:

               (a) "Beneficiary" shall mean such person or persons designated pursuant to Section 6.5 hereof to receive benefits after the death of the Eligible Trustee.

               (b) "Beneficiary Designation Form" shall mean the written instrument to be executed by each Eligible Trustee which shall designate the person or persons to receive benefits after the death of the Eligible Trustee and the form of which is attached as Exhibit B hereto.

               (c) "Board of Trustees" shall mean the Board of Trustees or the Board of Directors, as the case may be, of the Fund.

               (d) "Capped Retirement Benefit" shall have the meaning described in Section 3.4.

               (e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor statute.

               (f) "Compensation" shall mean an amount equal to $2,500.


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               (g) "Deferred Compensation Agreement" shall have the meaning described in Section 6.4(a)(ii).

               (h) "Disability" shall have the meaning described in Section 5.1.

               (i) "Early Retirement Benefit" shall have the meaning described in Section 3.3.

               (j) "Eligible Retirement Age" shall have the meaning described in
Section 4.1.

               (k) "Eligible Trustee" shall mean a person who: (i) is or becomes a trustee or director, as the case may be, of the Fund on or after the date such Fund adopted the Plan, and (ii) is, prior to the time of such trustee's or director's, as the case may be, termination of service, receiving trustee's or director's fees from the Fund.

               (l) "Fund Complex" shall mean the funds listed on Exhibit A-1 and A-2 attached hereto as may be amended from time to time.

               (m) "Fund Transfer" shall mean a transfer of the assets of the Fund to a successor fund pursuant to a liquidation, dissolution or winding up of the Fund or a distribution of all or substantially all of the Fund's assets and property to a successor fund.

               (n) "Mandatory Retirement Age" shall have the meaning described in Section 4.1.

               (o) "Normal Distribution" shall have the meaning described in
Section 6.1.

               (p) "Normal Retirement Benefit" shall have the meaning described in Section 3.2.

               (q) "Plan Committee" shall have the meaning described in
Section 8.2.

               (r) "Retirement Benefit" shall mean the applicable Normal Retirement Benefit, Early Retirement Benefit or Capped Retirement Benefit due to such trustee or director, as the case may be.

               (s) "Retirement Benefit Cap" shall mean the amount listed on Exhibit A-1 and A-2 attached hereto as may be amended from time to time.


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               (t) "Service Requirement" shall have the meaning described in
Section 2.1.

               (u) "Years of Service" shall be counted using January 1st of the year such trustee or director, as the case may be, begins service as a trustee or director of the Fund and include all completed calendar years of service prior to such trustee's or director's, as the case may be, termination of service, including such service performed prior to the adoption of the Plan.

          1.2 Plurals, Gender and Certain References. Where appearing in the Plan the singular shall include the plural and the masculine shall include the feminine, and vice versa, unless the context clearly indicates a different meaning. References herein to "trustees" shall include trustees of a fund organized as a trust or directors of a fund organized as a corporation, as the case may be.

          1.3 Headings. The headings and subheadings in the Plan are inserted for the convenience of reference only and are to be ignored in any construction of the provisions hereof.

2. SERVICE REQUIREMENT

          2.1 Service Requirement. Each Eligible Trustee that has completed five
(5) Years of Service as a trustee for the Fund (the "Service Requirement") shall be entitled to receive a Retirement Benefit from the Fund, provided such trustee satisfies the additional requirements for a Retirement Benefit as set forth herein. An Eligible Trustee is not entitled to benefits pursuant to the Plan merely because such trustee is an Eligible Trustee; a trustee must meet the Years of Service requirement.

3. RETIREMENT BENEFIT

          3.1 In General. The Retirement Benefit amount for an Eligible Trustee meeting the Service Requirement is determined at the time of such trustee's termination of service as a trustee. Subject to Sections 3.4 and 5.1, an Eligible Trustee terminating service as a trustee to the Fund prior to attaining the Eligible Retirement Age is eligible for the Early Retirement Benefit as described in Section 3.3. Subject to Section 3.4, an Eligible Trustee terminating service as a trustee to the Fund after attaining the Eligible Retirement Age is eligible for the Normal Retirement Benefit as described in
Section 3.2. An Eligible Trustee terminating service as a trustee to the Fund after the Mandatory Retirement Age forfeits and is not entitled to any Retirement Benefit under the Plan and any deferral of such Retirement Benefit pursuant to Section 6.8 shall be forfeited.


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          3.2 Normal Retirement Benefit. The Normal Retirement Benefit shall be
50% of the Compensation and such benefit shall increase by 10% for each Year of Service by such trustee in excess of five (5) Years of Service up to a maximum amount of 100% of the Compensation for any trustee who has completed ten (10) or more Years of Service.

Years of Service   Percentage Of Compensation
----------------   --------------------------
   Less than 5                  0%
        5                      50%
        6                      60%
        7                      70%
        8                      80%
        9                      90%
   10 or more                 100%

          3.3 Early Retirement Benefit. The Early Retirement Benefit shall be the Normal Retirement Benefit for such trustee based upon such trustee's Years of Service at the time of such trustee's termination of service reduced by 3% for each year prior to the Eligible Retirement Age.

          3.4 Retirement Benefit Cap. A trustee shall not receive aggregate retirement benefits per calendar year from the Fund Complex in excess of the Retirement Benefit Cap in effect at the time of such trustee's termination of service. When a trustee would otherwise be entitled to aggregate retirement benefits from the Fund Complex in excess of the Retirement Benefit Cap but for this provision, the Fund shall pay only a capped Retirement Benefit (the "Capped Retirement Benefit") to such trustee based on its pro rata portion of the Retirement Benefit the Fund would have paid relative to the aggregate retirement benefits from the Fund Complex absent such Retirement Benefit Cap.

4. RETIREMENT AGE

          4.1 Retirement Age. The Eligible Retirement Age shall be the attainment of age 60. A trustee may elect to continue to serve as a trustee beyond the Eligible Retirement Age to a Mandatory Retirement Age of December 31st in the year such trustee reaches the age of 72; provided, however, that the Mandatory Retirement Age shall be the later of the Mandatory Retirement Age as set forth herein or as set forth in the by-laws of the Fund as may be amended from time to time.


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5. DISABILITY

          5.1 Disability. "Disability" and "Disabled" shall have the meaning ascribed to the definition of "Disabled" in Section 409A(a)(2)(C) of the Code. An Eligible Trustee who becomes Disabled prior to reaching the Eligible Retirement Age is not subject to the Early Retirement Benefit provision in section 3.3 but is instead eligible to receive the lesser of the Normal Retirement Benefit or Capped Retirement Benefit calculated as described in
Section 3 using the Disability date as the date of such trustee's termination of service.

6. PAYMENT OF RETIREMENT BENEFITS

          6.1 Retirement or Disability Terminating Trustee's Service. Subject to Sections 6.2, 6.3, 6.4 and 6.8, an Eligible Trustee shall receive the amount of the applicable Retirement Benefit calculated pursuant to Section 3 for each of the ten (10) years commencing with the fiscal year of such trustee's termination of service or if later, the date determined pursuant to clause (ii) below (the "Normal Distribution"). Subject to Section 6.8, payment of benefits to an Eligible Trustee shall commence, and be paid quarterly thereafter, either (i) at the end of the calendar quarter in which the trustee's termination of service occurs or (ii) if later, the date, if any, selected by the Eligible Trustee pursuant to a valid deferral election. Subject to Section 6.8, in the event of such Eligible Trustee's death prior to complete distribution under the Plan, such trustee's Beneficiary shall receive the remaining Retirement Benefit based upon the Normal Distribution. In the event the Eligible Trustee survives the Beneficiary or no Beneficiary has been named, the Fund shall pay a lump sum amount equal to the actuarial present value of the remaining Retirement Benefit to the Eligible Trustee's estate.

          6.2 Death Terminating Trustee's Service. Subject to Section 6.3, 6.4 and 6.8, in the event an Eligible Trustee's death following his or her satisfaction of the Service Requirement, the Eligible Trustee's Beneficiary shall receive the amount of the applicable Retirement Benefit, calculated pursuant to Section 3 for each of the ten (10) years commencing (i) with the fiscal year of such trustee's death or (ii) if later, the date, if any, selected by the Eligible Trustee pursuant to a valid deferral election. Payment of benefits to such Beneficiary shall commence, and be paid quarterly thereafter, at the end of each calendar quarter. In the event the Eligible Trustee survived the Beneficiary or no Beneficiary was named, the Fund shall pay a lump sum amount equal to the actuarial present value of the applicable Retirement Benefits to the Eligible Trustee's estate.

          6.3 Liquidation, Dissolution, Winding Up or Distribution of Substantially All of the Assets of the Fund. Notwithstanding Sections 6.1 or 6.2, in the event of a liquidation, dissolution or winding up of the Fund or distribution of all or substantially all of the Fund's assets and property not in connection with a Fund Transfer (which is addressed in Section 6.4), the Plan shall terminate effective as of a date prior to the effective date of such liquidation,


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dissolution, winding up or distribution and, in connection with such termination, the Fund shall pay to each Eligible Trustee serving as a trustee of the Fund on the effective date of such Plan termination a lump sum amount equal to the actuarial present value of the applicable Normal Retirement Benefit or Early Retirement Benefit calculated pursuant to Section 3 and the requirements of Section 409A of the Code for plan terminations and liquidations, using the effective date of such Plan termination as the date of such trustee's termination of services. In the event an Eligible Trustee terminates services prior to such Plan termination and such trustee (or such trustee's Beneficiary) is then receiving payment of benefits pursuant to either Section 6.1 or 6.2 at the time of such Plan termination, the Fund shall pay to such trustee (or Beneficiary) on the effective date of such Plan termination a lump sum amount equal to the actuarial present value of the remaining retirement benefits due to such trustee (or Beneficiary).

          6.4 Fund Transfer; Change in Control Event. Notwithstanding Sections
6.1 or 6.2, in the event of a Fund Transfer (regardless of whether such event constitutes a Change in Control Event as defined in the regulations promulgated under Section 409A of the Code or any successor thereto), the following provisions shall be applicable:

               (a) (i) Continuation of Service and Assumption of Plan. If the Eligible Trustee continues to provide services to the transferee Fund and the transferee Fund assumes the obligations hereunder in connection with such transfer, then, unless such Eligible Trustee has timely elected otherwise pursuant to Sections 6.4(a)(ii) and 6.8, such Eligible Trustee shall continue to participate in the Plan from and following the effective date of such Fund Transfer. In that event, service with the transferee Fund shall be considered services with the Fund for the sole purpose of determining the date as of which distributions shall be payable under the Plan and shall not be considered services for any other purpose (including, but not limited to, benefit accrual).

                    (ii) Continuation of Service and Election to Transfer Benefits to the Deferred Compensation Agreement. If the Eligible Trustee continues to provide services to the transferee Fund and the transferee Fund assumes the obligations hereunder in connection with such transfer, and the Eligible Trustee has made a timely election pursuant to Section 6.8 to transfer his or her benefits to the Deferred Compensation Agreement and such election is in compliance with Section 409A of the Code, then, effective as of the effective date of such Fund Transfer, an amount equal to the actuarial present value of the Eligible Trustee's applicable Normal Retirement Benefit or Early Retirement Benefit (calculated pursuant to Section 3 using the effective date of such Fund Transfer as the date of such trustee's termination of services), if any, shall be treated as a "Compensation Deferral," as defined in the Deferred Compensation Agreement and shall automatically be (A) transferred to the Deferred Compensation Agreement, (B) credited to the Eligible Trustee's "Deferral Account" (as defined in the Deferred Compensation Agreement), and (C) deemed invested pursuant to Section 3 of the Deferred Compensation Agreement and subject to the distribution provisions of Section 4.1 of the


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Deferred Compensation Agreement; provided that the amount deferred hereunder may not be distributed prior to the date that is five (5) years after the earliest date such amount would otherwise have been distributed hereunder and any transfer related to a payment to be made at a specified time or pursuant to a fixed schedule is made not less than twelve (12) months before the date the payment is scheduled to be paid. The amount so transferred to the Eligible Trustee's Deferral Account shall be governed by the terms of the deferral election described in Section 6.8 hereof (to the extent timely made) and otherwise pursuant to the Deferred Compensation Agreement and from and following such transfer, the Eligible Trustee shall have no further rights under the Plan.

               (b) Cessation of Service/Election Not to Assume Plan. If the Eligible Trustee has a "separation from service" (as defined under Section 409A of the Code)prior to or in connection with the Fund Transfer, then as soon as practicable following the effective date of such "separation from service," the Fund shall pay to the Eligible Trustee a lump sum amount equal to the actuarial present value of the applicable Normal Retirement Benefit or Early Retirement Benefit, if any, calculated pursuant to Section 3 as of the date of such trustee's "separation from service."

          6.5 Designation of Beneficiary. The Eligible Trustee's Beneficiary shall be the person or persons so designated by such trustee in a written instrument submitted to the President of the Fund. In the event the Eligible Trustee fails to properly designate a Beneficiary, the Fund shall pay a lump sum amount equal to the actuarial present value of the applicable Retirement Benefit to the Eligible Trustee's estate.

          6.6 Payments Due Missing Persons. The Fund shall make a reasonable effort to locate all persons entitled to benefits under the Plan. However, notwithstanding any provisions of the Plan to the contrary, if, after a period of five (5) years from the date such benefit shall be due, any such persons entitled to benefits have not been located, their rights under the Plan shall stand suspended. Before this provision becomes operative, the Fund shall send a certified letter to all such persons to their last known address advising them that their benefits under the Plan shall be suspended. Any such suspended amounts shall be held by the Fund for a period of three (3) additional years (or a total of eight (8) years from the time the benefits first become payable) and thereafter, if unclaimed, such amounts shall be forfeited.

          6.7 Actuarial Present Value Calculations. For purposes of the Plan, the "actuarial present value" of any benefits shall be computed using interest factors and other reasonable assumptions chosen by the Plan Committee. The Plan Committee shall have sole and uncontrolled discretion with respect to the application of the provisions of this paragraph and such exercise of discretion shall be conclusive and binding on the Eligible Trustee, any Beneficiary or other person.


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          6.8 Compensation Deferral Election; Continuation of Participation. The
Eligible Trustee may make an election regarding the form and timing of payment of the Retirement Benefit that will be treated in the same manner as a Compensation Deferral made in connection with a Fund Transfer. If, prior to the Fund Transfer described in Section 6.4 or the occurrence of a distribution event described in Section 6.1 or 6.2, the Eligible Trustee so elects on the form set forth in Exhibit C, then such election shall govern the distribution of the amount so transferred pursuant to the terms of the Plan; provided that the election will not be effective unless it complies with, or is otherwise exempt from the requirements of, Section 409A of the Code (which may, under certain circumstances, require that such election is or was made at least twelve (12) months prior to the date of distribution of the amount deferred hereunder and with respect to the form and timing of payment, such election will not take effect until at least twelve (12) months after the date on which it is made), and the amount so deferred may not be distributed prior to the date that is five
(5) years after the earliest date such amount would otherwise have been distributed hereunder or under the terms of the Deferred Compensation Agreement before giving effect to the Eligible Trustee's election. In addition, such deferral election shall not be effective unless the applicable terms and conditions of Section 409A(a)(4)(C) of the Code and all applicable regulations are satisfied.

7. AMENDMENTS AND TERMINATION

          7.1 Amendments. The Fund anticipates the Plan to be permanent but the Fund reserves the right to amend any or all of the provisions of the Plan by action of its Board of Trustees or Board of Directors, as the case may be, when, in the sole opinion, and at the sole discretion, of the Board of Trustees or Board of Directors, as the case may be, such amendment is advisable, including for the purposes of complying with any provision of the Code or any other technical or legal requirements. Moreover, if the Board of Trustees or Board of Directors, as the case may be, determines that, as the result of the application of Section 409A of the Code, the Eligible Trustee or the Fund is likely to suffer tax consequences that are adverse to the tax consequences that such Board intended at the time of adoption of the Plan, all affected Retirement Benefits and deferrals of compensation and distributions shall be subject to such modification without the consent of the Eligible Trustee as such Board in its sole discretion shall deem appropriate under the circumstances.

          7.2 Termination. The Fund may by action of its Board of Trustees or Board of Directors, as the case may be, terminate the Plan at any time.


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8. MISCELLANEOUS.

          8.1 Forfeiture of Benefits. Notwithstanding any other provision of the Plan, future payment of any retirement benefit hereunder to an Eligible Trustee, Beneficiary or other person will, at the discretion of the Plan Committee, be discontinued and forfeited, and the Fund will have no further obligation hereunder to such Eligible Trustee, Beneficiary or other person, if any of the following circumstances occur:

               (a) The Eligible Trustee is discharged from the Fund's Board of Trustees or Board of Directors, as the case may be, for cause;

               (b) The Eligible Trustee engages in competition with the Fund or other acts considered detrimental or not in the best interests of the Fund or its shareholders following such trustee's termination of service; or

               (c) The Eligible Trustee performs an act or acts of willful malfeasance or reckless disregard of duties in connection with the service as a trustee for the Fund.

The Plan Committee shall have the sole and uncontrolled discretion with respect to the application of the provisions of this paragraph and such exercise of discretion shall be conclusive and binding on the Eligible Trustee, any Beneficiary or other person.

          8.2 Administration. The Plan shall be administered by a plan committee (the "Plan Committee") which shall be composed of three non-affiliated trustees and the principal financial or accounting officer as designated by the Board of Trustees or Board of Directors, as the case may be, of the Fund.

          8.3 Agents. The Fund may employ agents and provide for such clerical, legal, actuarial, accounting, advisory or other services as it deems necessary to perform its duties under the Plan. The Fund shall bear the cost of such services and all other expenses it incurs in connection with the administration of this Plan.

          8.4 Funding and Rights of Creditors. The obligations of the Fund under the Plan are unfunded. Neither the Eligible Trustees, the Beneficiaries nor any other persons shall have any interest in any specific asset or assets of the Fund for the benefits hereunder, nor any rights to receive distribution of the benefits except and as to the extent expressly provided hereunder. The rights of the Eligible Trustees, the Beneficiaries or any other person to the benefits hereunder are unsecured and shall have no priority over the other creditors of the Fund. Any obligation of the Fund hereunder shall be an unsecured obligation of the Fund and not of any other person in relation to this Plan.


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          8.5 Liability and Indemnification. Except for its own gross negligence, willful misconduct or willful breach of the terms of this Plan, the Fund shall be indemnified and held harmless by the Eligible Trustee against liability or losses occurring by reason of any act or omission of the Fund or any other person.

          8.6 Incapacity. If the Fund shall receive evidence satisfactory to it that the Eligible Trustee or any Beneficiary entitled to receive any benefit under the Plan is, at the time when such benefit becomes payable, a minor, or is physically or mentally incompetent to receive such benefit and to give a valid release therefor, and that another person or an institution is then maintaining or has custody of the Eligible Trustee or Beneficiary and that no guardian, committee or other representative of the estate of the Eligible Trustee or Beneficiary shall have been duly appointed, the Fund may make payment of such benefit otherwise payable to the Trustee or Beneficiary to such other person or institution, including a custodian under the Uniform Gifts to Minors Act or corresponding legislation (such custodian shall be an adult, a guardian of the minor or a trust company), and the release of such other person or institution shall be a valid and complete discharge for the payment of such benefit.

          8.7 Governing Law. This Plan is established under laws of the State of Illinois, and all matters concerning its validity, construction and administration shall be governed by the laws of the State of Illinois.

          8.8 Nonguarantee of Trusteeship. Nothing contained in this Plan shall be construed as a contract or guarantee of the right of the Eligible Trustee to be, or remain as, a trustee of the Fund or to receive any, or any particular rate of, Compensation.

          8.9 Spendthrift Provision. The Eligible Trustee's and Beneficiaries' interests in the benefits hereunder may not be anticipated, sold, encumbered, pledged, mortgaged, charged, transferred, alienated, assigned nor become subject to execution, garnishment or attachment, and any attempt to do so by any person shall render the benefits immediately forfeitable.

          8.10 Disclosure and Notices. The rights and benefits of Eligible Trustees under the Plan shall not be represented or evidenced by any form of certificate or other instrument. Each Eligible Trustee shall receive a copy of the Plan and the Plan Committee will make available for inspection by any Eligible Trustee a copy of the rules and regulations used by the Plan Committee in administering the Plan. For purposes of this Plan, all notices and other communications provided for in this Plan shall be in writing and shall be deemed to have been duly given when delivered personally or mailed by United States registered or certified mail, return receipt requested, postage prepaid, or by nationally recognized overnight delivery service providing for a signed return receipt, addressed to the Eligible Trustee at the home address set forth in the Fund's records and to the Fund at the address set forth in the Fund's records, provided


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that all notices to the Fund shall be directed to the attention of the
President of the Fund or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

          8.11 Interpretation of Plan. Interpretations of, and determinations related to, this Plan made by the Plan Committee in good faith, including any determinations of the amounts of the benefits, shall be conclusive and binding upon all parties; and the Fund shall not incur any liability to the Eligible Trustee for any such interpretation or determination so made or for any other action taken by it in connection with this Plan in good faith.

          8.12 Successors and Assigns. This Plan shall be binding upon, and shall inure to the benefit of, the Fund and its successors and assigns and to the Eligible Trustees and such trustees' heirs, executors, administrators and personal representatives.

          8.13 Section 409A of the Code. For purposes of this Plan, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Section 409A of the Code. Notwithstanding any provision to the contrary in this Plan, to the extent required to avoid the imposition of taxes under Section 409A of the Code, no payment or distribution under this Agreement which becomes payable by reason of the Eligible Trustee's termination of employment or service with the Fund will be made to the Eligible Trustee unless the Eligible Trustee's termination of employment or service constitutes a "separation from service" (as such term is defined in Treasury Regulations issued under Section 409A of the Code). It is intended that this Plan shall comply with the provisions of Section 409A of the Code so as not to subject any Eligible Trustee to the payment of additional taxes and interest under Section 409A of the Code. In furtherance of this intent, this Plan shall be interpreted, operated, and administered in a manner consistent with these intentions.


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